QUEST CAPITAL CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
NINE MONTHS ENDED SEPTEMBER 30, 2007

INTRODUCTION

The following information of Quest Capital Corp (the “Company”), prepared as of October 31, 2007, should be read in conjunction with the Company’s unaudited interim consolidated financial statements as at September 30, 2007 and for the three months and nine months ended September 30, 2007 and 2006 and its restated audited annual consolidated financial statements as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004, and the related notes attached thereto.  These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Cdn GAAP”).  All amounts in this management’s discussion and analysis (“MD&A”) are expressed in Canadian dollars unless otherwise indicated.

The business of the Company consists of:

• mortgage financings collateralized by first and second real estate mortgages;
• commercial bridge loans provided primarily to publicly traded development stage companies;
• financial and corporate assistance in arranging equity offerings for companies; and
• management and administrative services to public and private companies.

The Company generates the majority of its revenues through interest it earns on its loan portfolio.  The Company’s revenues are subject to the return it is able to generate on its capital, its ability to reinvest funds as loans mature and are repaid and the nature and credit quality of its loan portfolio, including the quality of the collateral security.  In addition, the Company generates revenues from gains on the sale of marketable securities and investments.  The Company also receives fees from its corporate finance activities; these fees are subject to the number and value of the transactions in which the Company participates.

The following discussion, analysis and financial review is comprised of the following sections:

1.	RESULTS OF OPERATIONS
2.	SUMMARY OF QUARTERLY RESULTS
3.	LIQUIDITY
4.	RELATED PARTY TRANSACTIONS
5.	SUBSEQUENT AND PROPOSED TRANSACTIONS
6.	OFF BALANCE SHEET ARRANGEMENTS
7.	OUTLOOK
8.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES
9.	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION
10.	DISCLOSURE OF OUTSTANDING SHARE DATA
11.	RISKS AND UNCERTAINTIES
12.	FORWARD LOOKING INFORMATION
13.	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Additional information about the Company, including its Annual Information Form and other public filings, are available on SEDAR at www.sedar.com.

1.	RESULTS OF OPERATIONS

Total assets as at September 30, 2007 were $304.3 million comprised of $5.9 million of cash and cash equivalents, $3.3 million of marketable securities, $273.1 million in loans, $10.4 million in investments and $11.6 million of other assets.

The loan portfolio at September 30, 2007 was comprised of 95% in first and second real estate mortgages, 4% in the resource sectors and 1% in other sectors.  As at December 31, 2006, the loan portfolio was comprised of 87% in first and second real estate mortgages, 12% in resource sectors, and 1% in other sectors.  At September 30, 2007, mortgages were located as follows: 43% in British Columbia, 44% in Alberta, 11% in Ontario and 2% in other areas; of which 93% were first mortgages and 7% were second mortgages.  This investment concentration may vary from time to time depending on the investment opportunities available; however, in the near term the Company does not expect any material changes in the composition of its loan portfolio.  As at September 30, 2007, the Company’s loan portfolio consisted of 51 loans.

For the three months ended September 30, 2007 the Company had consolidated earnings before taxes of $7.8 million (net earnings of $5.3 million) compared to $9.1 million (net earnings of $8.8 million) in the comparative period in 2006.  During the nine months ended September 30, 2007, the Company had consolidated earnings before taxes of $27.8 million or $0.19 basic earnings per share (net earnings of $20.0 million or $0.13 basic earnings per share) compared to $29.1 million or $0.21 basic earnings per share (net earnings of $27.7 million or $0.20 basic earnings per share) for the comparable period of the previous year.

Interest and Related Fees

For the three months ended September 30, 2007, the Company earned interest and fees of $10.1 million compared to $10.1 million for the second quarter and $8.8 million for the three months ended September 30, 2006.  During the nine months ended September 30, 2007, the Company earned interest and related fees of $31.0 million compared to $22.0 million for the same period in 2006, due to the growth in the loan portfolio year over year.  Total loans as at September 30, 2007 were $273.1 million as compared to $240.1 million and $269.5 million (net of deferred interest and loan fees) as at June 30, 2007 and December 31, 2006, respectively, representing an increase of 13 % and 1%.

Included in interest and related fee revenues are interest and related fees earned on bridge loans totaling $6.2 million during the nine months ended September 30, 2007 compared to $2.5 million earned during the nine months ended September 30, 2006.

Non-Interest Income

During the three months ended September 30, 2007, management and finder’s fees totaled $1.0 million, compared to $1.1 million in the comparative period in 2006.  During the nine months ended September 30, 2007, management and finder’s fees totaled $2.2 million, compared to $3.5 million in the comparative period in 2006.  This decrease is primarily due to a decrease in corporate finance activities as compared to the comparative period in 2006.

During the three months ended September 30, 2007, the Company recorded net  trading losses on marketable securities and other assets of $0.7 million compared to net trading gains of $0.4 million in the comparative period in 2006.  During the nine months ended September 30, 2007, the Company recorded net trading gains on marketable securities and other assets of $1.2 million as compared to $4.1 million in the comparative period in 2006.  The decrease in net trading gains is the result of fewer broker warrants being exercised and subsequent sale of securities.  In 2006, net trading gains and losses reported represent only realized gains and losses, compared to 2007 whereby unrealized trading gains and losses are also recognized due to the adoption of CICA Handbook Section 3855 Financial Instruments, effective January 1, 2007.

Net realized gains from the sales of investments resulted in the Company recording gains of $1.6 million in 2007 compared to gains of $1.9 million in the comparative period in 2006.  During the nine months ended September 30, 2007, the Company realized gains from the sale of investments of $5.5 million as compared to $9.6 million in the comparative period in 2006.

Expenses and Other

Total expenses and other for the three months ended September 30, 2007 were $4.1 million as compared to $2.8 million in the comparative period in 2006.  Total expenses and other for the nine months ended September 30, 2007 were $11.7 million as compared to $9.7 million in the comparative period in 2006.

Salaries and benefits increased to $1.1 million for the three months ended September 30, 2007 compared to $0.9 million in the comparative period in 2006.  Salaries and benefits for the nine months ended September 30, 2007 totaled $3.1 million as compared to $2.2 million in the comparative period for 2006.  The increase is due to the addition of new employees, primarily in the loan administration functions.

Bonuses for the three months ended September 30, 2007 were $1.0 million as compared to $0.9 million in the comparative period in 2006.  Bonuses for the nine months ended September 30, 2007 totaled $3.7 million as compared to $4.6 million in the comparative period for 2006.  The decrease in bonuses is primarily the result of a decrease in corporate finance activities, which is a component of the Company’s incentive plan.  Bonus accruals and payments are in accordance with the Company’s incentive plan, and are subject to the approval of the Compensation Committee and the Board of Directors.

Office and other expenses for the three months ended September 30, 2007 were $0.9 million as compared to $0.3 million for the comparative period in 2006.  Office and other expenses for the nine months ended September 30, 2007 were $1.6 million as compared to $0.7 million in the comparative period in 2006.  The increase is due to higher insurance costs from the underwriting of a Directors & Officers coverage policy, higher travel costs as a result of increasing shareholder relations, increase in rent due to the expiry of the Company office lease and new premises and interest and penalties associated with certain tax filings.

During the nine months ended September 30, 2007, the Company recorded a $0.3 million sales tax expense related to certain tax filings.

Income tax expense for the three months ended September 30, 2007 was $2.5 million compared to $0.3 million in the comparative period in 2006.  Income tax expense for the nine months ended September 30, 2007 was $7.8 million compared to an expense of $1.4 million in the comparative period in 2006.  Income tax expense reported for the nine months ended in 2007 includes $0.7 million in current income taxes payable and $7.1 million in the net draw down of future income taxes, which is a non-cash item.

Additionally, the Company has recognized a $1.8 million future tax asset during the nine months ended September 30, 2007, based on the likely realization of certain time released tax deductions which are expected to be utilized against future taxable earnings.

Comprehensive Income

The Company is reporting comprehensive income, having adopted the new accounting standards for financial reporting which were effective for Canadian companies with calendar year-ends effective on January 1, 2007.  In the Company’s case, the two significant components of other comprehensive income are the unrealized mark-to-market gains on the Company’s investments, classified under the available-for-sale investment category for financial instruments, and currency translation adjustments.

2.	SUMMARY OF QUARTERLY RESULTS

(In thousands of Canadian dollars, except per share amounts)

	Third Qtr 2007	Second Qtr 2007	First Qtr 2007	Fourth Qtr 2006	Third Qtr 2006	Second Qtr 2006	First Qtr 2006	Fourth Qtr 2005
Interest and related fees	10,110	10,106	10,807	10,597	8,781	7,415	5,798	5,555
Non-interest income	1,966	4,014	2,883	1,265	3,368	7,905	5,961	4,028
Earnings before taxes	7,782	10,735	9,315	7,918	9,087	11,664	8,315	5,059
Net earnings	5,264	7,366	7,398	16,021	8,770	10,882	8,028	11,395
Basic Earnings Per Share	0.04	0.05	0.05	0.12	0.06	0.08	0.07	0.10
Total Assets	304,294	295,798	294,025	310,357	284,935	267,891	208,060	189,603
Total Liabilities	13,125	7,487	10,267	36,228	24,048	17,987	12,284	15,309

The Company’s interest and related fees will fluctuate as the loan portfolio changes from quarter to quarter.

Non-interest income varies by quarter depending on the management, advisory and finder’s fees earned, marketable securities’ trading gains and losses and realized gains, net of write-downs of investments.  Quarter to quarter comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

During the fourth quarter of 2005, second quarter of 2006 and fourth quarter of 2006, net earnings were positively impacted by the recognition of a future tax asset of $6.0 million, $0.8 million and $7.7 million, respectively, as a result of the likely realization of unused tax losses from future earnings.  In 2007, net earnings are reduced by the net drawdowns of these future tax assets, as previously recognized; however, this impact is a non-cash item.

3.	LIQUIDITY

The Company’s cash resources at September 30, 2007 were $5.9 million as compared to $9.5 million as at December 31, 2006.  The Company’s cash resources are invested in financial instruments issued by major Canadian chartered banks and the Company does not invest in asset-backed commercial paper.

The Company takes on short-term debt from time to time to fund its investments and loan operations.  In March 2007, the Company established a $25 million revolving line of credit with a major Canadian chartered bank.  The Company’s primary focus is to provide loans, and its cash and debt balances will vary depending on the timing of loans advanced and repaid.

During the nine months ended September 30, 2007, the Company funded $187.5 million of new loans, $157.2 million net to the Company.  During the third quarter of 2007, the Company funded $75.0 million in new loans, $72.7 million net to the Company.

During the nine months ended September 30, 2007, $200.9 million of loans were repaid, $157.4 net to the Company.  During the third quarter of 2007, $71.1 million of loans were repaid, $50.4 million net to the Company.

As at September 30, 2007, the Company had executed commitment letters to advance funds of up to $90.2 million.  Advances under these agreements are subject to a number of conditions including due diligence and completion of documentation.

The Company’s loan portfolio as at September 30, 2007 was $273.1 million comprised of 95% real estate mortgages, 4% in the resource sectors and 1% in other sectors. As at September 30, 2007, 60% of the loan portfolio is scheduled to mature within a year.

The Company had six loans totalling approximately $28.2 million in default as a result of certain principal and/or interest payments being in arrears as at September 30, 2007.  Subsequent to the third quarter, $7.8 million of loans in default were repaid or cured, reducing the number of loans in default from six to three.  For the nine months ended September 30, 2007, cash flow from operations provided $19.6 million as compared to $21.2 million for the comparative period in 2006.

Management is not aware of any trends or expected fluctuations that would create any liquidity deficiencies.  The Company believes that cash flow from continuing operations and existing cash resources will be sufficient to meet the Company’s short-term requirements, as well as ongoing operations, and will be able to generate sufficient capital to support the Company’s business.

The Company has contractual obligations for its leased office space in Vancouver and Toronto.  The total minimum lease payments for the years 2007 to 2012 are $3.3 million.

	Obligation due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 – 5 Years	More than 5 Years
Office Leases	$3,325,000	$305,000	$2,182,000	$838,000	$-
Loan Commitments	$90,200,0000	$90,200,000	-	-	-
Total	$93,525,000	$90,505,000	$2,182,000	$838,000	$-

4.	RELATED PARTY TRANSACTIONS

For the nine months ended September 30, 2007, the Company received $0.1 million (2006 - $0.6 million) in interest and fees from related parties by virtue of having certain directors and officers in common.

For the nine months ended September 30, 2007, the Company received $0.6 million (2006 - $1.2 million) in advisory, management and finder’s fees from parties related by virtue of having certain having directors and officers in common. Other assets include $0.2 million (December 31, 2006 - $0.2 million) of non-transferable securities held in either private or publicly traded companies related by virtue of having certain directors and officers in common.

For the nine months ended September 30, 2007, the Company received $55,000 (2006 - $31,000) in syndication loan administration fees from parties related by virtue of having certain directors and officers in common.

Marketable securities and investments include $10.2 million (December 31, 2006 - $9.1 million) of shares held in publicly traded companies related by virtue of having certain directors and officers in common. For the nine months ended September 30, 2007, the Company recorded a gain on disposal of marketable securities and investments of $2.9 million (2006 - $9.0 million) from parties related by virtue of having certain directors and officers in common.

Included in accounts payable at September 30, 2007 is $3.2 million (December 31, 2006 - $3.17 million) due to employees, consultants and officers related to incentive plan compensation.

5.	SUBSEQUENT AND PROPOSED TRANSACTIONS

The Company has no subsequent and proposed transactions to report.

6.	OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

7.	OUTLOOK

Real estate markets in Canada continue to perform well especially in the Western provinces.  Growth in British Columbia continues at record pace.  Price increases in Alberta have moderated somewhat, and Saskatchewan, in particular Regina and Saskatoon, have become the new hot real estate market.  Although Canada does not have a huge sub-prime mortgage market, the impact of the meltdown in sub-prime lending in the United States is having an impact on the Canadian lending markets.  Credit is tightening and spreads are widening.  In many cases, major lending institutions have curtailed their lending programs and in some cases cancelled them altogether.

This has presented an opportunity for Quest, as the number of loans-in-progress is at a record high.  As a result, the Company is able to achieve its lending goals, while being in a position to be more selective in terms of the location of loans and loan product-mix.  The Company continues to maintain its mandate to mitigate risk by focusing on borrower quality.

As at September 30, 2007, the Company had $5.9 million of cash on hand.  In addition, the Company has a $25.0 million revolving line of credit with the Bank of Nova Scotia of which $6.0 million has been drawn upon. The Company is not planning any material changes in the make-up of its lending business, although the precise composition of its loan portfolio may vary somewhat from the currently existing percentages as loans are made in the context of market conditions.  During the upcoming year, the Company may hire additional employees and raise equity or additional debt required to fund the growth of the Company’s loan portfolio (also refer to Liquidity).

8.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies are described in Note 3 of its restated audited consolidated financial statements as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004.  Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements and the uncertainties which could materially impact its results, financial condition and cash flows.   Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these assumptions and estimates.

Provision for Loan Losses

Loans are stated net of an allowance for credit losses on loans in default. Such allowances reflect management’s best estimate of the credit losses in the Company’s loan portfolio and judgments about economic conditions.  The evaluation process involves estimates and judgments, which could change in the near term, and result in a significant change to a recognized allowance.

Management reviews its loan portfolio on a monthly basis and recommends to the Credit Committee, where applicable, that specific provisions for loan loss be established.  In determining the provision for possible loan losses, the Company considers the following:

• length of time the loans have been in arrears;
• the overall financial strength of the borrowers;
• the nature and quality of collateral and, if applicable, guarantees;
• secondary market value of the loans and the collateral; and
• the borrower’s plan, if any, with respect to restructuring the loans.

At September 30, 2007, the Company has no provision for loan losses (December 31, 2006 - $0.6 million).

Valuation of Marketable Securities and Investments

The Company’s marketable securities and investments are primarily held in public companies.  Effective January 1, 2007, marketable securities and investments are recorded on the balance sheet at their fair value.  Fair value is determined directly by reference to quoted market price in an active market.

Future Tax Assets and Liabilities

The Company has recognized a future tax asset based on the likely realization of tax losses which are to be utilized against future earnings.  The Company will reassess at each balance sheet date its existing future income tax assets, as well as potential future income tax assets that have not been previously recognized.  In determining whether an additional future income tax asset is to be recognized, the Company will assess its ability to continue to generate future earnings based on its current loan portfolio, expected rate of return, the quality of the collateral security and ability to reinvest the funds.  If an asset has been recorded and the Company assesses that the realization of the asset is no longer viable, the asset will be written down.  Conversely, if the Company determines that there is an unrecognized future income tax asset which is more-likely-than-not to be realized, it will be recorded in the balance sheet and statement of earnings.

The Company has also recognized a future tax liability related to its former U.S. based operations.

9.	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855 Financial Instruments – Recognition and Measurement, Section 3865 Hedges and Section 1530 Comprehensive Income (the “Financial Instrument Standards”).  As the Company has not undertaken any hedging activities, adoption of Section 3865 currently has no impact on the Company.  Prior to January 1, 2007, the principal accounting policies affecting the Company’s financial instruments were as follows: marketable securities were valued at the lower of average cost and market value; investments were valued at cost or at cost less amounts written off to reflect any impairment in value considered to be other than temporary; loans were stated net of an allowance for credit losses on loans in default; and other assets were valued at their net realizable value.

The adoption of the Financial Instrument Standards requires the presentation of a separate statement of comprehensive income.  Loans are recorded at amortized cost, subject to impairment reviews.  Fees received for originating the loan are netted against the loan’s cost and is recognized in net earnings using the effective interest method.  Investments and marketable securities are recorded in the consolidated balance sheet at fair value.  Fair value is determined directly by reference to quoted market prices in an active market.  Changes in fair value of marketable securities are recorded in income and changes in the fair value of investments have been reported in other comprehensive income.  The transitional adjustments in respect of these standards have been made to the opening marketable securities, investments and loan balances and adjusted through retained earnings and accumulated other comprehensive income, as at January 1, 2007.  Prior periods have not been restated.

As a consequence of adopting the Financial Instrument Standards at January 1, 2007, retained earnings increased by $1.6 million, currency translation adjustment decreased by $2.1 million and accumulated other comprehensive income increased by $4.3 million.  These movements reflect an increase of $0.4 million in marketable securities, $3.4 million increase in investments, a decrease in deferred interest and loan fees of $4.6 million and a decrease in loans of $4.6 million.  These adjustments represent the net gain on measuring the fair value of held for trading and available for sale investments, which had not been recognized on a fair value basis prior to January 1, 2007.

10.	DISCLOSURE OF OUTSTANDING SHARE DATA

As at October 31, 2007, the Company had the following common shares and stock options outstanding:

Common shares	146,551,378
Stock options	10,791,333
Fully diluted shares outstanding	157,342,711

Dividends

As a reflection of the continued profitability in the Company’s business, on May 9, 2007 its board of directors approved an increase in its quarterly dividend rate from $0.02 to $0.025.

11.	RISKS AND UNCERTAINTIES

Additional risks factors are disclosed under “Risk Factors” in the Annual Information Form filed on SEDAR at www.sedar.com.

Liquidity Risk

The Company maintains a sufficient amount of liquidity to fund its obligations as they come due under normal operating conditions.  As at September 30, 2007, 60% of the value of the loan portfolio is scheduled to mature within a year.

Credit Risk

Credit risk management is the management of all aspects of borrower risk associated with the total loan portfolio, including the risk of loss of principal and/or interest from the failure of the borrowers to honour their contractual obligations to the Company.

The Company generally provides real estate mortgages to approximately 75% of the value of the security and generally provides commercial bridge loans to primarily publicly traded development stage companies to approximately 50% of the value of guarantees and security (also refer to results of operations for current loan composition details).  The Company provides for loan losses on a specific loan basis and has no provision as at September 30, 2007.

12.	FORWARD LOOKING INFORMATION

These materials include certain statements that constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Actof 1933 and Section 21E of the United States Securities Exchange Act of 1934.  These statements appear in a number of places in this document and include statements regarding our intent, belief or current expectation and that of our officers and directors.  Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  When used in this document, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would” “contemplate”, “possible”, “attempts”, “seek”, and similar expressions are intended to identify these forward-looking statements.  These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause our actual results to differ materially from those in the forward-looking statements.  Accordingly, you are cautioned not to put undue reliance on these forward-looking statements.  Forward-looking statements include, among others, statements regarding our expected financial performance in future periods, our plan of operations and our business strategy and plans or budgets.

13.	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures.  Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under securities legislation is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure.  They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

As of December 31, 2006, the Company’s management, including the CEO and CFO, concluded an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based on this evaluation, the CEO and CFO were of the view that the Company’s disclosure controls and procedures were effective.

Subsequent to December 31, 2006, this evaluation was revisited in connection with the preparation of the restated financial statements for the years ended December 31, 2006, 2005 and 2004 and three months ended March 31, 2007.  In view of the restatement of financial statements described above, the CEO and CFO have concluded that a material weakness existed in the Company’s internal disclosure controls and procedures as of December 31, 2006, related specifically to certain tax filings and computation of future tax provisions.  Management recognizes that improvements are required and is taking appropriate action to remediate deficiencies by the end of 2007.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company reviews its controls and procedures over financial reporting.  However, because of the inherent limitations in a control system, any control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will prevent or detect all misstatements, due to error or fraud, from occurring in the financial statements.

Based on an evaluation of the Company’s internal controls over financial reporting, management has concluded that internal control over financial reporting was not wholly effective as of December 31, 2006, specifically as it related to the determination of tax provisions, as noted in “Internal Disclosure Controls and Procedures”.

In taking appropriate action to remediate deficiencies by the end of 2007, management has engaged third party advisors to assist in the design, documentation, and testing of internal controls.  As of September 30, 2007, changes have been made to the implementation of the Company’s internal control over financial reporting to facilitate remediation.